[Letterhead of Sullivan & Cromwell LLP]

April 19, 2022

VIA EDGAR

Division of Corporation Finance,

U.S. Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Ladies and Gentlemen:

On behalf of Sono Group N.V., a public company with limited liability under Dutch law (naamloze vennootschap) (the “Company”), we hereby confidentially submit via EDGAR a draft registration statement on Form F-1 (the “Registration Statement”) of the Company in connection with an anticipated public offering of the Company’s ordinary shares (the “Proposed Offering”).

The Company completed an initial public offering of ordinary shares in the United States in November 2021 pursuant to a registration statement on Form F-1 (File No. 333-260432) (the “IPO Registration Statement”), declared effective by the Securities and Exchange Commission (the “Commission”) on November 16, 2021.

The Company confirms that the draft Registration Statement is submitted prior to the end of the twelfth month following November 16, 2021, the effective date of the IPO Registration Statement, and that it will publicly file the Registration Statement for the Proposed Offering and the draft Registration Statement, such that these filings will be publicly available on the EDGAR system at least 48 hours prior to the requested effective time and date of the Registration Statement.

Please direct any questions you may have to the undersigned (tel: +49 69 4272 5514; e-mail: rechbergerc@sullcrom.com).

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

(Enclosures)

cc:

Sono Group N.V.

Laurin Hahn, Chief Executive Officer

Sullivan & Cromwell LLP

Krystian Czerniecki, Partner

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

James McDonald, Partner

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft

Alexander Fiedler, German Public Auditor